Exhibit 99.1

For Release

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., April 26, 2011 – Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders of $8.7 million for the first quarter of 2011, an increase of $2.2 million over the first quarter of 2010. Earnings per common share (EPS) were $0.81 for the first quarter of 2011, an improvement of $0.20 per share over the first quarter of 2010.

“We achieved strong first quarter financial results due to increased unit sales which resulted from an improving economy and colder than normal winter weather,” said Bob Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We expect continued improving financial performance as we complete the resetting of rates for all of our distribution utilities by the end of the year.”

Natural gas sales margin increased $3.6 million in the three months ended March 31, 2011 compared to the same period in 2010 reflecting higher sales volumes. Total therm sales of natural gas increased 12.7% in the three months ended March 31, 2011 compared to the same period in 2010, reflecting the effect of colder winter weather in the first quarter of 2011 compared to 2010 as well as higher usage by our large Commercial & Industrial (C&I) customers. Heating Degree Days in the first quarter of 2011 were 6% greater than in the same period in 2010. On a weather-normalized basis, natural gas sales increased 9.5% in the three months ended March 31, 2011 compared to the same period in 2010.

Electric sales margin increased $2.0 million in the three months ended March 31, 2011 compared to the same period in 2010, reflecting higher electric kilowatt-hour (kWh) sales and an electric rate increase implemented in July 2010 for Unitil Energy, the Company’s New Hampshire electric operating utility. Total (kWh) sales increased 4.9% in the three months ended March 31, 2011 compared to the first quarter of 2010, reflecting an improving economy and the effect of colder winter weather in the first quarter of 2011 compared to 2010. As discussed above, Heating Degree Days in the first quarter of 2011 were 6% greater than in the same period in 2010. On a weather-normalized basis, kWh sales increased 3.6% in the three months ended March 31, 2011 compared to the same period in 2010.

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6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

Selected financial data for 2011 and 2010 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share Data) (Unaudited)

	Three Months Ended March 31,
	2011	2010	Change
Gas Therm Sales:
Residential	19.9	17.8	11.8%
Commercial/Industrial	61.7	54.6	13.0%

Total Gas Therm Sales	81.6	72.4	12.7%

Electric kWh Sales:
Residential	189.2	177.7	6.5%
Commercial/Industrial	246.3	237.5	3.7%

Total Electric kWh Sales	435.5	415.2	4.9%

Gas Revenues	$65.9	$61.1	$4.8
Purchased Gas	41.1	39.9	1.2

Gas Sales Margin	24.8	21.2	3.6

Electric Revenues	48.2	50.8	(2.6)
Purchased Electricity	32.1	36.7	(4.6)

Electric Sales Margin	16.1	14.1	2.0

Usource™ Sales Margin	1.3	1.1	0.2

Total Sales Margin	42.2	36.4	5.8

Operation & Maintenance Expenses	12.2	11.4	0.8

Depreciation, Amortization, Taxes & Other	16.7	14.2	2.5

Interest Expense, Net	4.6	4.3	0.3

Earnings Applicable to Common Shareholders	$8.7	$6.5	$2.2

Earnings Per Share	$0.81	$0.61	$0.20

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.3 million in the three months ended March 31, 2011, an increase of $0.2 million compared to 2010.

Operation & Maintenance (O&M) expenses increased $0.8 million in the three months ended March 31, 2011 compared to the same period in 2010. The increase in O&M expenses primarily reflects higher utility operating costs, higher professional fees and higher employee and retiree benefit costs, partially offset by the receipt of proceeds from an insurance settlement.

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Depreciation and Amortization expense increased $0.8 million in the three months ended March 31, 2011 compared to the same period in 2010, reflecting higher depreciation on normal utility plant additions and higher amortization in the current period.

Federal and State Income Taxes increased by $1.5 million in the three months ended March 31, 2011 compared to the same period in 2010 due to higher pre-tax earnings in 2011 compared to 2010.

All other expenses increased $0.2 million in the three months ended March 31, 2011 compared to the same period in 2010, primarily reflecting higher property taxes.

Interest Expense, net increased $0.3 million in the three months ended March 31, 2011 compared to the same period in 2010. The increase is primarily due to the issuance of $40 million of long-term notes by Unitil Energy and Northern Utilities, Inc. in March 2010.

At its January 2011 and March 2011 meetings, the Unitil Corporation Board of Directors declared the regular quarterly dividends on the Company’s common stock of $0.345 per share. These quarterly dividends results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s results are expected to reflect the seasonal nature of the natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

The Company will hold a quarterly conference call to discuss first quarter 2011 results on Tuesday, April 26, 2011, at 2:00 p.m. Eastern Time. This call is being webcast by Thomson Financial and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides for the necessities of life, safely and reliably delivering natural gas and electricity throughout northern New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with affiliates that include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc., and Granite State Gas Transmission, Inc. Together, Unitil’s operating utilities serve approximately 100,900 electric customers and 70,800 natural gas customers. Other subsidiaries include Unitil Service Corp. and Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

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This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information please contact:

David Chong – Investor Relations

Phone: 603-773-6499

Email: chong@unitil.com

Alec O’Meara – Media Relations

Phone: 603-773-6404

Email: omeara@unitil.com